UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*
LoopNet, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
543524 30 0

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Trinity Ventures VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

2.

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Trinity VI Side-By-Side Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

3.

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Trinity TVL VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

4.

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). TVL Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		302

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		302

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	302

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

5.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Trinity Ventures VI, L.P., a limited partnership organized under the laws of the State of California, Trinity VI Side-By-Side Fund, L.P., a limited partnership organized under the laws of California, Trinity TVL VI, LLC, a limited liability company organized under the laws of California, and TVL Management Corporation, a corporation organized under the laws of California, in respect of shares of Common Stock of LoopNet, Inc.
Item 1(a) Name of Issuer:
LoopNet, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
185 Berry Street, Suite 4000
San Francisco, CA 94107
Item 2

(a)	Name of Person Filing:

Trinity Ventures VI L.P.
Trinity VI Side-By-Side Fund, L.P.
Trinity TVL VI, LLC
TVL Management Corp.

(b)	Address of Principal Business Office:

Trinity Ventures
3000 Sand Hill Road, Suite 4-160
Menlo Park, CA 94025

(c)	Citizenship:

	Trinity Ventures VI L.P.:	California, United States of America
	Trinity VI Side-By-Side Fund, L.P.:	California, United States of America
	Trinity TVL VI, LLC:	California, United States of America
	TVL Management Corp.:	California, United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	543524 30 0
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
Not applicable.

6.

     Item 4. Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power	Power	Power	Ownership	of Class
Trinity Ventures VI, L.P.	0	0	0	0	0	0	0	0.00%

Trinity VI Side-By-Side
Fund, L.P.	0	0	0	0	0	0	0	0.00%

Trinity TVL VI, LLC	0	0	0	0	0	0	0	0.00%

TVL Management
Corporation	302	0	0	302	0	302	302	Less than 1%
     Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
     Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
     Item 8. Identification and Classification of Members of the Group.
     Not applicable.
     Item 9. Notice of Dissolution of Group.
     Not applicable.
     Item 10. Certification.
     Not applicable.

7.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 28, 2008

TRINITY VENTURES VI, L.P.

By: Trinity TVL VI, LLC
Its: General Partner

By:	/s/ Kathleen A. Murphy

Kathleen A. Murphy, Member

TRINITY VI SIDE-BY-SIDE FUND, L.P.

By: Trinity TVL VI, LLC
Its: General Partner

By:	/s/ Kathleen A. Murphy

Kathleen A. Murphy, Member

TRINITY TVL VI, LLC

By:	/s/ Kathleen A. Murphy

Kathleen A. Murphy, Member

TVL MANAGEMENT CORPORATION

By:	/s/ Kathleen A. Murphy

Name:	Kathleen A. Murphy
Title:	Chief Financial Officer

8.